

Via Facsimile and U.S. Mail

March 15, 2011

Tony L. Wolk, Esq.
Senior Vice President, General Counsel and Secretary
Universal American Corp.
Six International Drive, Suite 190
Rye Brook, New York 10573

> **Re:** **Universal American Spin Corp.**
> **Registration Statement on Form S-4**
> **Filed March 9, 2011**
> **File No. 333-172691**

Dear Mr. Wolk:

We have limited our review of your registration statement to those issues we have addressed in our comments.

Please respond to this letter by amending your registration statement or by providing the requested information, as applicable. After reviewing any amendment to your registration statement or any information you provide in response to these comments, we may have additional comments.

General

1. Your annual report on Form 10-K that you filed on March 1, 2011 did not include the information required under Part III of that form. Please either amend your annual report to include this information or file a definitive proxy statement that incorporates it by reference prior to requesting effectiveness of your registration statement.

Where You Can Find More Information, page 197

2. Please amend this section to incorporate by reference all current reports on Form 8-K filed since January 2011 and indicate the date of filing of each document you are incorporating by reference. Please also note that you should delete the proxy statement filed on April 30, 2010 from the list of filings you are incorporating by reference as this is part of your annual report on Form 10-K for the fiscal year ended December 31, 2009.

<u>Signatures, page II-7</u>

3. Please amend your registration statement to include the signatures of your Principal Financial Officer, your Principal Accounting Officer or Controller, and a majority of the members of your Board of Directors. If one or more of your current signatories performs any of these functions, please amend your registration statement to indicate such.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Robert B. Schumer, Esq.
        Ariel J. Deckelbaum, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP
        1285 Avenue of the Americas
        New York, New York 10019-6064